March 24, 2011

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. Mark Shannon and Mr. Douglas Brown

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated March 11, 2011, regarding
Vista Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Proxy Statement on Schedule 14A
Filed April 9, 2010
File No. 001-0925

Ladies and Gentlemen:

Vista Gold Corp. (the “Company”) hereby submits this letter in response to the staff’s comments set forth in the March 11, 2011 letter regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (“SEC”) on March 16, 2010, and the above-referenced Proxy Statement on Schedule 14A, as filed with the SEC on April 9, 2010 (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Staff Comment No. 1

We note your response to our prior comment 2 from our letter to you dated February 17, 2011.  Please revise your proposed disclosure to quantify the specific targets of your personal goals for the named executive officers and the goals of the company general.  In particular, for the company goals, quantify the targets of the financials goals, which include share price, the maintenance of adequate working capital, and cost control.  For your named executive officers, quantify the targets for the share price performance, financing, shareholder value and cost control.  We also refer you generally to Instruction 4 to Items 402(b) of Regulation S-K.

Securities and Exchange Commission
March 24, 2011

Company’s Response:

The Company’s Compensation Committee did not set specific quantitative goals in relation to the specific targets of our company goals or the personal goals of our named executive officers.  Specifically, no quantitative targets were set for financial goals of the Company, including share price, maintenance of adequate working capital and cost control.  Further no quantitative targets were set for named executive officer goals, including share price performance, financing, shareholder value and cost control.  The Compensation Committee reviews the performance in each of these categories based on its own discretionary opinion of that performance through the completed year and weighs its determination in each category in accordance with the weight assigned to it, as set forth in the proposed disclosure.  In relation to the year ended December 31, 2010, the Compensation Committee reviewed a memorandum prepared by management of the Company that discussed the performance of the Company’s share price, project highlights and budget performance.

To make this clear in our disclosure we will add the following text (set forth in italics) to the last paragraph of the proposed disclosure in relation to this item:

“The Compensation Committee met without management present to consider each key executive officer’s incentive bonus.  Incentive bonuses were then awarded, at the discretion of the Compensation Committee, using the table above as a guide to determine the incentive payment in light of overall Corporate performance and the executive officer’s overall performance.  The Compensation Committee does not set quantitative targets for any of the categories of performance for overall corporate goals or for the individual performance standards for the named executive officers, but instead reviews the performance in these categories over the past year and makes a discretionary determination as to whether performance in each category was adequate to warrant the award of an incentive bonus.  Each discretionary determination is then weighed in accordance with the percentage assigned to it as detailed above.

In relation to the consideration of incentive bonuses granted for the fiscal year ended December 31, 2010, the Compensation Committee reviewed a memorandum provided by management of the Corporation that discussed share price performance, project highlights and budget performance.  In relation to share price performance the report compared the Corporation’s share price performance for the 2010 fiscal year through to December 10, 2010, relative to the performance of the common shares of Seabridge Gold Inc., Minefinders Corp. Ltd., Aurizon Mines Ltd., the price of gold and the NYSE Arca Gold Bugs Index (HUI) during that same period and noted that the Corporation’s share price showed a gain of 7% on the year. The report detailed project highlights at the Concordia gold project and the Mt. Todd gold project, including, but not limited to, noting the completion of a pre-feasibility study with a base case of 2.0 million ounces of gold reserves at Mt. Todd.  Finally, the report noted that the Corporation managed resources in accordance with its revised approved budget for the ten month period ended October 31, 2010, with cash expenditures totaling $17,212,585 compared to a budget of $16,959,006, corporate administrative expenses totaling $2,981,630 compared to a budget of $2,975,729, Concordia project expenses of $4,759,403 compared to a budget of $2,547,808, and Mt. Todd project expenses of $6,162,876 compared to a budget of $9,906,586.

Securities and Exchange Commission
March 24, 2011

Incentive bonuses were awarded as a percentage of salary up to the maximum, as set forth in the table above.”

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K and proxy statement on Schedule 14A;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-9654.

Sincerely,

Vista Gold Corp.

/s/ Greg Marlier
Greg Marlier
Chief Financial Officer